Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

November 15, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 52,600,552

Windstar Update

Western Wind Energy Corp ("Western Wind” or the "Company") is nearing the completion of over 100 loan documents with its lenders for the Windstar project financing. In particular, the inter-creditor agreement between the four primary lenders has required over 30 days of negotiation but the key issues between the lending parties have now been resolved. Subject to financial close, which is expected to be in the very near term, the total debt financing from the four lenders will be approximately $264 million and will represent approximately 92% of the projected $290 million project cost. The total project costs are now higher than previous estimates because the cost of the land is now included in the project. The funding balance of $26 Million is primarily represented by Western Wind’s historical equity investment in the project including the cost of the land and fully allocated Western Wind development expenses since 2002. The most recent version of the pro forma financial model being reviewed by the lenders’ independent engineer is projecting an EBITDA of over $30 million per year over a 20-year period.

The additional time needed to address inter-creditor issues and complete the legal documentation has increased the projected transaction costs beyond initial estimates and consequently the Company is planning a non-brokered private placement of approximately 800,000 common shares at $1.00 per share.

The Fully Completed Commercial Operations Date for the Windstar Project is now anticipated to be Q4 2011. Western Wind has completed all interconnection, transmission and power purchase agreements, zoning and other land use permitting, and detailed micro-siting of turbines and associated electrical facilities. In addition, much of the Final detailed design engineering has been completed and routine construction permitting has begun in anticipation of starting construction. The long lead items will be ordered and construction will begin immediately upon financial close

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used